February 9, 2009

VIA EDGAR

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-0410

Re:	Tessera Technologies, Inc.
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the Quarterly Period Ended September 28, 2008
File No. 000-50460

Dear Ms. Tillan:

We have received your letter dated December 30, 2008, which sets forth the comments of the staff of the Securities and Exchange Commission (the “Commission”) on our above-referenced reports filed under the Securities Exchange Act of 1934 as amended. Our responses to comments #1 to #4 relating to compensation disclosures are provided below. Each comment is restated in italics with our response to the comment following immediately after.

Form 10-K for the Fiscal Year ended December 31, 2007

Item 11. Executive Compensation, Page 63

Base Salary

1. We note the disclosure on page 25 and 26 of the proxy statement that you have incorporated by reference how base salaries were determined for your named executive officers, including (1) the salaries are intended to be generally aligned with the median competitive practices and (2) the committee reviews consideration paid to comparable officers at your peer group companies. Please include in future filings an analysis of where the actual base salaries of your named executive officers fell compared to the competitive range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

Response: The Company confirms that it will include an analysis of where the actual base salaries of our named executive officers fell compared to the competitive range in future filings, to the extent such analysis is material to the decisions being made. Also, in future filings, if any of the Company’s named executive officers are compensated at levels that are materially different from the targeted levels of compensation, the Company will include a discussion and analysis of such differences.

Annual Cash Incentives

2. We note from the disclosure on pages 26-28 of the proxy statement that you have incorporated by reference that (1) you do not disclose the corporate financial objectives (revenue and pro forma income) in order for your named executive officers to receive their bonuses and (2) you disclose these objectives are designed to be challenging, difficult or achievable, but not impossible to attain or require a substantial effort and initiative. In future filings, as applicable, please disclose your corporate financial objectives. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Questions 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http:\\www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 of Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve these objectives, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: In future filings, unless disclosure of specific annual corporate financial objectives would result in competitive harm such that the Company may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, the Company hereby confirms that it will identify the annual corporate financial objectives which permit the named executive officers to receive 100% of their targeted bonus for the most recently completed fiscal year, to the extent such information is material and would provide meaningful disclosure to the Company’s stockholders and would further the goal of providing a clear and concise description of the determination of achievement of such objectives and the bonus determination for the Company’s named executive officers.

3. With respect to the table on page 28 of the proxy statement that you have incorporated by reference, in future filings provide discussion and analysis as to how the compensation committee determined the applicable individual achievement level percentages for each named executive officer and the reasons for the variances among those level percentages.

Response: The Company confirms that it will provide discussion and analysis as to how the compensation committee determined the applicable individual achievement level percentages for each named executive officer and the reasons for the variances among those level percentages in future filings.

4. With respect to your disclosure under the caption “Equity Awards” on page 28 of the proxy statement that you have incorporated by reference on your Form 10-K, we noted minimal, if any, discussion and analysis as to how the stock option grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your compensation committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the compensation committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Response: The Company confirms that it will provide discussion and analysis as to how the compensation committee determined the number of stock option grants to each named executive officer and how and why those awards varied among the named executive officers in future filings.

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As you requested in your letter, and in connection with our responses to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the comments from the Staff. If any member of the Staff would like to discuss the Company’s responses contained in this letter, please contact the undersigned at (408) 321-6710. Comments may also be sent to the attention of the undersigned via facsimile at (408) 321-2903.

Sincerely,

/s/ Michael F. Anthofer

Michael F. Anthofer

Executive Vice President and Chief Financial Officer